Exhibit 99.2

197005 Mega Matrix Inc. Proxy Card Rev1 Front

2025

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

MEGA MATRIX INC.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on May 29, 2025.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY CARD

THIS PROXY IS REVOCABLE AND SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

Please mark your votes like this **X**

1. **RESOLVED**, as an ordinary resolution, that Messrs. Yucheng Hu and Junyi Dai, Ms. Qin Yao and Ms. Siyuan Zhu each be appointed as a director to hold office in accordance with the second amended and restated memorandum and articles of association of the Company until the 2026 Annual General Meeting of the Company and until his or her successor is appointed and duly qualified, or until his or her earlier resignation or removal.

	FOR	AGAINST	ABSTAIN
(1) Yucheng Hu	☐	☐	☐
(2) Qin Yao	☐	☐	☐
(3) Siyuan Zhu	☐	☐	☐
(4) Junyi Dai	☐	☐	☐

2. **RESOLVED**, as an ordinary resolution, that the appointment of Audit Alliance LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2025, be approved and ratified.

FOR ☐ AGAINST ☐ ABSTAIN ☐

3. **RESOLVED**, as an ordinary resolution, that conditional upon the approval of the the board of directors of the Company (the "**Board**") in its sole discretion, with effect as of the date the Board may determine (the "**Effective Date**"):

FOR ☐ AGAINST ☐ ABSTAIN ☐

(i) all the Company's class A ordinary shares and class B ordinary shares of par value USD0.001, each in the authorised share capital (including all issued and any unissued shares) (collectively, the "**Shares**"), be consolidated by consolidating each 20 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 3, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company's then existing memorandum and articles of association (the "**Share Consolidation**");

(ii) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share;

(iii) any change to the Company's authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(iv) any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

4. **RESOLVED**, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt the third amended and restated memorandum and articles of association (in the form set forth in Annex A to the Proxy Statement) in substitution for, and to the exclusion of, the Company's then existing memorandum and articles of association, to reflect the adjusted number of shares in the authorized share capital of the Company and the adjusted par value of the Shares upon the effectiveness of the Share Consolidation.

FOR ☐ AGAINST ☐ ABSTAIN ☐

The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment thereof.

CONTROL NUMBER

Signature____________________________**Signature, if held jointly**________________________________**Date**____________, **2025**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

197005 Mega Matrix Inc. Proxy Card Rev1 Back

PROXY CARD **2025**

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

MEGA MATRIX INC.

I/We, (*Note 1*)
of
being the registered holder(s) of (Note 2) shares of US$0.001 each in the share capital of **MEGA MATRIX INC.** (the "**Company**"), **HEREBY APPOINT** (Note 3)
of
or failing him/her, the Chairman of the Annual General Meeting and/or the Chief Financial Officer of the Company, as my/our proxy to attend, act and vote for me/us and on my/our behalf as directed below at the Annual General Meeting (or any adjournment thereof) at the offices of the Company, located at Level 21, 88 Market Street, CapitaSpring, Singapore 048948, on Friday, May 30, 2025, at 10:30 a.m. (Singapore local time), for the purpose of considering and, if thought fit, passing the following resolutions as set out in the notice convening the Annual General Meeting and, at the Annual General Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as indicated below, and if no such indication is given, as my/our proxy thinks fit.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ALL PROPOSALS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be marked, dated and signed, on the other side)

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

Notes:

1. Full name(s) and address(es) of the member(s) completing this form should be inserted in BLOCK CAPITALS in the space provided. The names of all joint holders should be stated.

2. Please insert the number of shares in the capital of the Company registered in your name(s) and to which this form of proxy relates. If more than one proxy is appointed, the number of shares in respect of which each such proxy is so appointed must be specified in the form of proxy.

3. Any member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint another person to attend and vote instead of him/her. A proxy need not be a member of the Company but must attend the Annual General Meeting in person to represent you. Please insert the name and address of the proxy desired in the space provided in BLOCK CAPITALS.

4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED "AGAINST". Failure to tick either box or putting a tick in both boxes will entitle your proxy to cast your vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the said meeting other than that referred to in the notice convening the meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an agent or officer or other person duly authorised to sign the same. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

6. In the case of joint holders of a share in the capital of the Company, the vote of the most senior holder who tenders a vote, whether in person or by proxy or by representative, shall be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the share.

7. In order to be valid, this form of proxy, together with the letter or power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be lodged with the Company's chief financial officer at Level 21, 88 Market Street, CapitaSpring, Singapore 048948, not less than 48 hours before the time appointed for holding the Annual General Meeting (or any adjournment thereof), or in the case of a poll taken subsequently to the date of the Annual General Meeting (or adjourned meeting), not less than 48 hours before the time appointed for the taking of the poll, provided always that the Chairman of the Annual General Meeting may at his discretion direct that the form of proxy shall be deemed to have been duly deposited upon receipt of telex or cable or facsimile confirmation from the appointor that the form of proxy duly signed is in the course of transmission to the Company.

8. Completion and return of this form of proxy will not preclude you from attending and voting in person at the Annual General Meeting (or any adjournment thereof) if you so wish. In the event that you attend and vote at the Annual General Meeting (or any adjournment thereof) after having lodged this form of proxy, this form of proxy will be deemed to have been revoked by operation of law.

9. Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy Card promptly in the enclosed self-addressed stamped envelope, or to vote your shares online electronically at https://www.cstproxyvote.com.